1/1 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE SHARE REPURCHASE PROGRAM Amsterdam, 7 January 2026 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 12 December 2025, regarding the implementation of a repurchase program for its own shares (the “Program”). The Company reports that, during the period between 29 December 2025 and 2 January 2026, it has carried out the following transactions under the Program. Date Security Trading venue Number of shares purchased Weighted Average Price (€) 29/12/2025 FER US trading venues 46,000 55.42 30/12/2025 FER US trading venues 46,000 55.50 31/12/2025 FER US trading venues 46,000 55.28 02/01/2026 FER US trading venues 46,000 55.15 Total 184,000 55.34 Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. Within the framework of the Program, since its beginning up to and including 2 January 2026, the Company has repurchased a total of 552,000 shares for a total amount of 31,004,003.95 euro. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.